BB 7/7

06009154

[...]OMMISSION
Washington, D.C. [...]549

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AB 7/8

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51841 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 05/01/05 (MM/DD/YY) AND ENDING 04/30/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RSM EquiCo Capital Markets LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Anton Blvd. 11th Floor
(No. and Street)

Costa Mesa (City) CA (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret A. Thurmond 714-850-8300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Plaza Tower, Suite 700, 600 Anton Boulevard (Address) Costa Mesa (City) CA (State) 90071-1568 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH, D.C. 160 SECTION

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

AB 7/8

## OATH OR AFFIRMATION

I, ______Margaret A. Thurmond______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______RSM EquiCo Capital Markets LLC______, as of ____April 30,______, 2006_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______None______

JANETA ZOLLER
Commission # 1515903
Notary Public - California
Orange County
My Comm. Expires Sep 27, 2008

Signature

______Chief Financial Officer______
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 700
600 Anton Boulevard
Costa Mesa, CA 92626-7651

## Independent Auditors' Report

The Member
RSM EquiCo Capital Markets LLC:

We have audited the accompanying statement of financial condition of RSM EquiCo Capital Markets LLC (the Company), an indirect, wholly owned subsidiary of H&R Block, Inc., as of April 30, 2006, and the related statements of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RSM EquiCo Capital Markets LLC as of April 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2, required by SEC Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

June 23, 2006

**RSM EQUICO CAPITAL MARKETS LLC**
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Statement of Financial Condition

April 30, 2006

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 7,370,861 |
| Accounts receivable | | 2,378,720 |
| Due from parent (note 2) | | 690,198 |
| Prepaid expenses | | 151,191 |
| Total assets | $ | 10,590,970 |
| **Liabilities and Member's Capital** | | |
| Accounts payable and accrued expenses | $ | 64,567 |
| Deferred revenue | | 188,088 |
| Due to affiliate (note 2) | | 380,805 |
| Employee commissions and bonus payable | | 2,732,988 |
| Total liabilities | | 3,366,448 |
| Commitments and contingencies (note 3) | | |
| Member's capital | | 7,224,522 |
| Total liabilities and member's capital | $ | 10,590,970 |

See accompanying notes to financial statements.

**RSM EQUICO CAPITAL MARKETS LLC**
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Statement of Income

Year ended April 30, 2006

| | |
|---|---|
| Revenues: | |
| Advisory fees | $ 18,155,589 |
| Interest income | 64,563 |
| | 18,220,152 |
| Expenses: | |
| General and administrative expenses allocated by parent company (note 2) | 8,797,471 |
| Employee commissions and bonuses | 5,648,634 |
| Regulatory fees | 197,464 |
| Other | 90,672 |
| | 14,734,241 |
| Income before income taxes (note 1(e)) | 3,485,911 |
| Income taxes | 1,452,884 |
| Net income | $ 2,033,027 |

See accompanying notes to financial statements.

**RSM EQUICO CAPITAL MARKETS LLC**
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Statement of Changes in Member's Capital

Year ended April 30, 2006

| | | |
|---|---|---|
| Balance at April 30, 2005 | $ | 3,738,611 |
| Contributions by parent company (note 1(e)) | | 1,452,884 |
| Net income | | 2,033,027 |
| Balance at April 30, 2006 | $ | 7,224,522 |

See accompanying notes to financial statements.

**RSM EQUICO CAPITAL MARKETS LLC**
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Statement of Cash Flows

Year ended April 30, 2006

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 2,033,027 |
| Settlement of tax liability with parent company by capital contribution | | 1,452,884 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in assets and liabilities: | | |
| Accounts receivable | | (2,353,720) |
| Due from parent | | (1,165,581) |
| Prepaid expenses | | (36,544) |
| Accounts payable accrued expenses | | 41,286 |
| Employee commissions and bonus payable | | 2,732,988 |
| Deferred revenue | | 12,007 |
| Due to affiliate | | 380,805 |
| Net cash provided by operating activities/net increase in cash and cash equivalents | | 3,097,152 |
| Cash and cash equivalents, beginning of year | | 4,273,709 |
| Cash and cash equivalents, end of year | $ | 7,370,861 |

See accompanying notes to financial statements.

## (1) Organization and Summary of Significant Accounting Policies

### (a) *Organization*

RSM EquiCo Capital Markets LLC (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). RSM EquiCo Capital Markets LLC, a limited liability company, is a wholly owned subsidiary of RSM EquiCo, Inc. (the Parent or Member), which is wholly owned by H&R Block, Inc. The Company was organized under the laws of the state of Delaware on May 10, 1999 and admitted to the state of California as a foreign corporation on May 20, 1999.

The Company, in connection with its activities as a broker/dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from provisions of Rule 15c3-3 of the SEC.

The Company engages in advisory services related to merger and acquisition activities of both private and public companies. Advisory services related to merger and acquisition activities include private placement of securities exempt from registration, private resale of securities exempt from registration, and merger and acquisition advisement. The Company also provides advisory services on other financing arrangements, including private placement of debt and equity securities. The Company must operate pursuant to the provisions of the Customer Protection Rule, SEC Rule 15c3-1(a)(2)(i), which provides that the Company will not receive or hold customers' funds or securities in connection with its activities as a broker/dealer.

The Parent conducts educational seminars on valuation techniques and other matters related to selling companies. The Parent also performs valuation services. The Parent is not authorized to engage in broker/dealer activities.

The Company is dependent on the business activities of the Parent to generate referrals to the Company and to absorb expenses of the Company. The Parent has committed to fund shortfalls, if any, from the Company's operations, as well as maintain required capital levels of the Company, over at least the next 12 months.

Distributions shall be made to the Member at the time and in aggregate amounts determined by the Member.

### (b) *Cash and Cash Equivalents*

Cash and cash equivalents, which consist of cash in the bank and money market accounts available upon demand, also may include highly liquid short-term investments having an original maturity of three months or less.

### (c) *Advisory Fees and Deferred Revenue*

Fees related to mergers and acquisitions activities are recognized as earned upon completion of the transaction. Fees related to services on other financing arrangements are recognized as earned ratably over the term of their respective contracts, and any unearned portion of such fees that have been received is reported as deferred revenue.

*(d)* ***Prepaid Expenses***

Prepaid expenses consist of licensing and registration fees paid in advance that are amortized ratably over the applicable license or registration period and deferred commissions amortized ratably over the terms of the respective contracts.

*(e)* ***Income Taxes***

The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended April 30, 2006, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit, or credit resulting from its separate tax position with the Parent, all tax liabilities or assets accrued by the Company are deemed settled by way of a capital contribution or dividend distribution by or to the Parent. For the year ended April 30, 2006, the Company recorded a capital contribution from the Parent in the amount of $1,452,884 related to the current year tax liability. Any deferred tax assets or liabilities are recorded in the accounts of the Parent or H&R Block, Inc.

*(f)* ***Use of Estimates***

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**(2) Related-party Transactions**

On July 11, 2003, the Securities and Exchange Commission Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker/dealer expenses and liabilities. The letter addressed situations in which an affiliated party has agreed to pay expenses related to the business of the broker/dealer and required that the broker/dealer either record the expenses borne by the affiliate or adjust its net capital to reflect these expenses.

Some of the Company's registered principals and employees are also officers and employees of the Parent. Other than employee commissions and bonuses, salaries and benefits of the registered principals and employees are paid by the Parent. In addition, the Company and the Parent have an agreement which provides that the Parent will pay for all overhead expenses, including rent and utilities, of the Company. The Company elected to record and reimburse its allocated portion of expenses paid by the Parent. For the year ended April 30, 2006, the Company's allocated portion of administrative expenses of $8,797,471 is included in the accompanying statement of income. The Company reimbursed the Parent for $8,034,785 of such expenses. The balance of $690,198, shown as due from Parent in the accompanying statement of financial condition as of April 30, 2006, includes the remainder of unreimbursed administrative expenses of $762,686, offset by the capital contribution from the Parent for income taxes of $1,452,884.

In April 2006, Omnex Control Systems, Inc., a client of RSM EquiCo Canada, Inc., another subsidiary of the Parent, deposited $380,805 into the Company's bank account. These funds are included as due to affiliate in the accompanying statement of financial condition as of April 30, 2006.

## (3) Net Capital Requirements

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15-to-1. The Company is required to maintain a minimum net capital of not less than $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, pursuant to the Rule. At April 30, 2006, the Company had net capital for regulatory purposes of $6,358,133, which was $6,133,704 in excess of its required net capital of $224,429. The Company's ratio of aggregate indebtedness to net capital was 0.53-to-1 at April 30, 2006.

Schedule 1

**RSM EQUICO CAPITAL MARKETS LLC**
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

April 30, 2006

| | | |
|---|---|---|
| Member's capital | $ | 7,224,522 |
| Less nonallowable assets: | | |
| Due from parent | | 690,198 |
| Prepaid expenses | | 151,191 |
| Accounts receivable | | 25,000 |
| Net capital | | 6,358,133 |
| Net capital requirement: | | |
| Greater of 6⅔% of aggregate indebtedness or $5,000 | | 224,429 |
| Net capital in excess of requirement | $ | 6,133,704 |
| Aggregate indebtedness | $ | 3,366,448 |
| Ratio of aggregate indebtedness to net capital | | 0.53 |

The computation of net capital under Rule 15c3-1 as of April 30, 2006 computed by the Company in its Form X-17a-5, Part IIA, filed with the National Association of Securities Dealers on May 19, 2006 does not differ materially from the above computation, which is based on the accompanying audited financial statements.

See accompanying independent auditors' report.

Schedule 2

**RSM EQUICO CAPITAL MARKETS LLC**
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2006

Exemption is claimed under paragraph(k)(2)(i) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG

**KPMG LLP**
Suite 700
600 Anton Boulevard
Costa Mesa, CA 92626-7651

## Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

The Member
RSM EquiCo Capital Markets LLC:

In planning and performing our audit of the financial statements and supplemental schedules of RSM EquiCo Capital Markets LLC (the Company), an indirect wholly owned subsidiary of H&R Block, for the year ended April 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at April 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 23, 2006

**RSM! EquiCo**

Margaret A. Thurmond
Chief Financial Officer

Direct Dial: 714-850-8300
Facsimile: 714-327-8757
E-mail: pthurmond@rsmequico.com

RECEIVED
JUN 27 2006
SEC MAIL PROCESSING SECTION
WASH., D.C.
160

**Via Federal Express**
June 26, 2006

Securities & Exchange Commission
Pacific Regional Office
5670 Wilshire Boulevard
11th Floor
Los Angeles, CA 90036

Re: Audited Financials

Ladies and Gentlemen:

Enclosed you will find the audited financial statements for RSM EquiCo Capital Markets LLC. For your reference our SEC No. is 8-51841 and our CRD No. is 47639. Our fiscal year end is April 30.

If you have any questions or concerns, please contact me directly at 714-850-8300.

Sincerely,

Margaret A. Thurmond

Margaret A. Thurmond
Chief Financial Officer

Enclosure

cc Securities & Exchange Commission
Attn: Federal Information Center Services
Judiciary Plaza
450 Fifth Street, NW Mail Stop 1-5
Washington, DC 20549

KPMG

# RSM EQUICO CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)
(SEC Identification Number 8-51841)

Financial Statements and Supplementary Information

April 30, 2006

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT